Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hawthorn Bancshares, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-68388) on Form S-8 of Hawthorn Bancshares, Inc. of our report dated March 30, 2012, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Hawthorn Bancshares, Inc.

/s/ KPMG LLP

St. Louis, Missouri

March 30, 2012